Management's Discussion and Analysis of Financial Condition and
Results of Operations as at April 25, 2007

 The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are expressed in U.S. dollars.  Additional information is presented to show the difference, which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to the Company's financial information.  For a reconciliation of the Company's financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior period’s financial statements to conform to the current period's presentation.

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian GAAP.  Additional information is presented to show the difference, which would result from the application U.S. GAAP to the Company's financial information.  The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements.

Canadian GAAP
	Year Ended December 31,
	2006	2005	2004	2003	2002 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$31	$52	$61	$76	$184

Net Income (loss) operations	(77)	(300)	(1,829)	(518)	(365)
Net Income (loss) per share
Basic	(0.01)	(0.05)	(0.31)	(0.09)	(0.06)
Fully diluted	(0.01)	(0.05)	(0.31)	(0.09)	(0.06)
Total assets	448	149	797	2,108	2,261
Net assets	38	(361)	(49)	2,039	2,119
Debt	411	510	847	69	142
Shareholders' equity	38	(361)	(49)	2,039	2,119
Capital stock	2,649	3,456	3,456	3,456	3,456
Dividends	–	–	269	–	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	7,940	5,934	5,934	5,934	5,934
_________
(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.

U.S. GAAP
	Year Ended December 31,
	2006	2005	2004	2003	2002 (as restated(1))
	(in thousands, other than per share amounts)
Revenues	$31	$52	$61	$76	$184

Net Income (loss)	(77)	(389)	(1,848)	(317)	(286)
Net income (loss) per share
Basic	(0.06)	(0.065)	(0.311)	(0.053)	(0.05)
Fully diluted	(0.06)	(0.065)	(0.311)	(0.053)	(0.05)
Total assets	448	551	1,101	2,109	1,826
Net assets	448	41	254	2,040	1,684
Debt	411	510	847	69	142
Shareholders' equity	38	41	254	2,040	1,684
Capital stock	2,649	3,456	3,456	3,456	3,456
Dividends	–	–	269	–	–
Weighted average common stock outstanding, fully diluted (in thousands of shares)	7,940	5,934	5,934	5,934	5,934

(1)
During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company's consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.

The following selected financial data for the past eight business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)
Revenues	$89	$(73)	$6	$9	$6	$4	$2	$40

Net income (loss)	(34)	(59)	(13)	29	(95)	36	(81)	(160)
Net income (loss) per share
Basic	(0.005)	(0.008)	(0.002)	0.005	(0.01)	0.006	(0.01)	(0.03)
Fully diluted	(0.005)	(0.008)	(0.002)	0.005	(0.01)	0.006	(0.01)	(0.03)
Total assets	448	160	305	132	149	174	180	227
Net assets	38	(253)	(191)	(332)	(361)	(265)	(287)	(207)
Debt	411	412	499	464	510	439	467	434
Shareholders' equity (deficit)	38	(253)	(191)	(332)	(361)	(265)	(287)	(207)
Capital stock	2,649	3,631	3,631	3,456	3,456	3,456	3,456	3,456
Dividends	–	–	–	–	–	–	–	–
Weighted average common stock outstanding, fully diluted shares	7,940	7,069	6,376	5,934	5,934	5,934	5,934	5,934
___________
 During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.  For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "cumulative translation adjustment".

Expenses decreased to $136,139 in fiscal 2006 compared to $220,130 in fiscal 2005 and $305,135 in fiscal 2004.  For the year ended December 31, 2006, expenses consisted mainly of professional fees of $65,330, consulting fees of $37,617, bank charges and interest of $22,694 and regulatory, transfer agent and shareholder communication fees of $9,937.

Other income before other items includes interest and royalty income of $31,280 for fiscal 2006 compared to revenues of $51,865 and $61,170, respectively for the periods ending December 31, 2005 and 2004.  Other gains before other items includes a gain of $57,338 from the sale of long-term investments, a gain of $52,809 from the excise tax re-assessment and a gain on debt settlement of $23,633.

Losses before other items include a loss on the sale of marketable securities of $82,445, the write-off of loan receivables of $19,450 and the write-down of marketable securities of $3,892.

The Company reported a net loss of $76,866 in fiscal 2006 compared to a net loss of $300,279 in fiscal 2005 and a net loss of $1,828,500 in fiscal 2004.  Basic and diluted loss per common share was $0.01 in 2006 compared to losses of $0.05 and $0.31 in fiscal 2005 and 2004, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company's consolidated financial statements).

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Liquidity and Capital Resources

The Company's principal assets consist of cash. The Company's principal sources of funds are its available cash resources, bank financing and public financing. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At December 31, 2006, the Company's readily available cash increased to $466,112 compared to $14,392 at December 31, 2005. Total current assets at December 31, 2006 increased to $448,452 from $148,295 for the corresponding comparative period.

Operating activities used cash of $56,996 in fiscal 2006 compared to $740,718 and $807,397 during fiscal 2005 and 2004, respectively, predominately from the net loss incurred during the year.  Investing activities generated cash of $13,452 from proceeds on the sale of long-term investments during fiscal 2006 compared to investing activities generating cash of $84,929 in fiscal 2005 and investing activities generating cash of $1,103,875 in fiscal 2004.  Financing activities generated cash of $487,000 from the issuance of common shares.  Financing activities provided no cash in fiscal 2005 and 2004.

Financial Position

Total assets of the Company at December 31, 2006 increased to $448,452 compared to $148,632 at December 31, 2005, predominately from public financings.   The Company's liabilities decreased to $410,912 as of December 31, 2006 compared to $509,847 as of December 31, 2005 due largely to the payment of accounts payable and accrued liabilities during the year.  The Company reported loans payable of $342,936 as of December 31, 2006.

Shareholders' Equity

Shareholders' equity as of December 31, 2006 was $37,540 compared to a deficiency of $361,215 as of December 31, 2005.  The Company had 11,033,514 shares issued and outstanding as of December 31, 2006 of which 2,250,219 were held in treasury for cancellation.   The weighted average number of common shares outstanding as of December 31, 2006 was 7,940,089.

Subsequent Events

On March 13, 2007, the Company announced it had entered into an option agreement with Diagnos Inc. to acquire 100% interest in two prospective nickel properties in the Abitibi region of Quebec, Canada. The 75 claims cover approximately 3,200 acres of terrain in a region with two significant nickel deposits and one past-producing mine.  The Company will pay Diagnos a sum of $45,000 for each of the two properties ($90,000 total).  Furthermore, for each property upon which an economic discovery is made, a bonus of $70,000 in shares and a 2% net smelter return will be issued to Diagnos.  The Company can acquire 1 per cent of the NSR for $1-million.

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